FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For February 1, 2005

Concordia Bus Nordic AB (publ)
(Translation of registrant’s name into English)

Solna Strandvag 78, 171-54 Solna, Sweden
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ☒    Form 40-F    ☐

Indicate by check mark whether the registrant files by furnishing the information contained in this Form is also thereby furnishing the Information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    ☐    No    ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-           .

FOR IMMEDIATE RELEASE

31 January 2005

Concordia Bus Nordic AB (publ) (the Company) is paying 83.9% of the interest due on its 9.125% Senior Secured Notes due 2009, on the due date (1 February 2005). The Company is taking advantage of the 30-day grace period under the Senior Secured Notes in order to consider its position regarding the payment of the balance of the interest amount.

The operating business will continue to provide full bus services to passengers and customers. Meanwhile, the Company and its advisers have commenced discussions with advisers to the Senior Notes and the Subordinated Notes and with its Shareholders regarding recapitalisation options.

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Enquiries:
Richard Constant / Candace Carpenter	+44 (0) 207.554.1400
Gavin Anderson & Company, London

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Concordia Bus Nordic AB (publ)
(Registrant)

Date: January 31, 2005	By:	/s/ Per Skargard
Per Skargard
Chief Financial Officer